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June 17, 2016

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:        Ms. Amanda Ravitz, Assistant Director

Re:	Aradigm Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 17, 2016

File No. 333-211329

Dear Ms. Ravitz:

Aradigm Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-1 (Registration No. 333-211329) (the “Registration Statement”) for $23,000,000 in aggregate principal amount of the Company’s 9.0% Convertible Senior Notes due 2021 (the “Notes”), warrants to purchase 263,436 shares of the Company’s common stock (the “Warrants”) and up to 5,231,039 shares of common stock issuable upon conversion of the Notes and exercise of the Warrants, including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 8, 2016. For your convenience, the comments are included in this letter and are followed by the applicable response. In addition, we also supplementally provided to the Staff a marked copy of Amendment No. 1 showing changes made from the originally filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to Amendment No. 1.

Prospectus Cover Page

1.	Please disclose the number of shares of common stock and warrants offered.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus to include the number of shares of common stock and Warrants offered.

2.	We see that you “anticipate this second closing to occur as soon as practicable after this registration statement is declared effective.” In order to register the secondary offering and sale of the offered securities, all closings must occur within a short time of the effectiveness of the resale registration statement. Tell us when the second closing will occur.

The Company respectfully advises the staff that the second closing will occur on the third business day following the effectiveness of the Registration Statement and has revised the disclosure on the cover page of the Prospectus accordingly.

3.	Describe for us the method by which the selling security holders will establish the offer and sale price for the Notes.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the fourth and fifth paragraphs of the cover page of the Prospectus. Pursuant to Instruction 2 to Item 503(b)(3) of Regulation S-K, because the Notes will be resold in the future by the selling securityholders, it is impractical to state the price to the public of the Notes and the Company has included disclosure regarding the methods by which the selling security holders may determine the sale prices of the common stock, the Warrants and the Notes. In response to the Staff’s comment, the Company has revised the disclosure in the fourth and fifth paragraphs of the cover pages of the Prospectus to further describe the factors that may influence the future sale price to the public of the securities.

Certain U.S. Federal Income Tax Considerations, page 46

4.	Explain how your discussion of original issue discount will apply to purchasers in this offering, given that it is secondary in nature. In this connection, please tell us why you have not filed an opinion of counsel regarding the tax consequences related to the offering.

The Company acknowledges the Staff’s comment and notes that original issue discount accrues annually and is required to be taken into account by the holders of Notes based on a constant yield to maturity of the Notes, regardless of when the Notes were acquired. As such, original issue discount could continue to apply to purchasers in a secondary offering. The Company has revised the disclosure on page 47 of the Prospectus to clarify this treatment.

The Company has determined that an opinion of tax counsel is not required pursuant to Item 601(b)(8) of Regulation S-K. Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for (i) filings on Form S-11 under the Securities Act, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) filings related to roll-up transactions and (iv) other registered offerings where the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Registration

Statement is not on Form S-11, Securities Act Industry Guide 5 does not apply, and the offering is not a roll-up transaction. As a result, a tax opinion would only be required by Item 601(b)(8) if the tax consequences of the transaction were material to an investor and a representation as to tax consequences is set forth in the filing. The offering does not satisfy either of these requirements.

With respect to materiality, Staff Legal Bulletin No. 19 provides the following examples of transactions generally involving material tax consequences: (i) mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers); and (ii) transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, and certain offerings by foreign issuers).

The offering does not involve a merger or exchange which was represented as tax free, and does not offer significant tax benefits or tax consequences that are so unusual or complex that investors would need to have the benefit of an expert’s opinion in order to make an informed investment decision. The disclosures in the Prospectus regarding original issue discount are routine and would be applicable to any resale of debt securities that may have been issued with original issue discount, and therefore are not so unusual as to require an expert opinion. In addition, the Company notes to the Staff that the Prospectus does not include any representation as to tax consequences to an investor, other than with respect to matters which are neither unusual nor complex, and includes a notice to investors that they should consult their own tax advisors. Accordingly, the Company believes that no tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K.

Plan of Distribution, page 60

5.	We note your disclosure that the selling shareholders may be deemed to be underwriters. Given the nature of the relationship between you and the selling security holders, as well as the large percentage of your outstanding securities that this offering represents, in comparison to the number of shares held by non-affiliates, tell us how you determined not to name your selling security-holders as underwriters.

In an effort to assist registrants in determining whether selling shareholders may be characterized as underwriters, the Staff issued Interpretation 612.09 in its Securities Act Forms Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that the question of whether selling shareholders are actually underwriters selling on behalf of an issuer is a difficult factual one, and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of the Notes, the Warrants, and the shares of common stock issuable upon conversion of the Notes or exercise of the Warrants (collectively, the “Securities”) by the selling securityholders is not, and should not be considered, a primary offering to the public and that the selling securityholders are not, and should not be considered to be, acting as underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

On April 21, 2016, the Company entered into a securities purchase agreement (the “Purchase Agreement”) in connection with the private placement sale of $23,000,000 in aggregate principal amount of the Notes and related Warrants. The first closing occurred on April 25, 2016, at which time an aggregate principal amount of $19,950,000 of the Notes was issued to Grifols Worldwide Operations Limited (“Grifols”) and an aggregate principal amount of $50,000 of the Notes and Warrants to purchase 4,319 shares of the Company’s common stock were issued to Laurence W. Lytton. According to the Purchase Agreement, the second closing of the sale of an aggregate principal amount of $3,000,000 of the Notes and Warrants to purchase 259,117 shares of common stock to 21 April Fund, L.P., 21 April Fund, Ltd. and First Eagle Value in Biotechnology Master Fund, Ltd. (together, “First Eagle”) will occur on the third business day following the effectiveness of the Registration Statement.

Grifols is a global healthcare company and a commercial partner of the Company and has an interest in the Company’s long-term success. The Company is party to several agreements with Grifols, including a license agreement (pursuant to which Grifols funds the development of the Company’s lead product candidate, which Grifols has the right to commercialize, and will make milestone and royalty payments to the Company) and a governance agreement, both as described in the Prospectus under the caption “Certain Relationships and Related Transactions-Grifols Transactions.” In connection with entering the license agreement, Grifols acquired 209,774,558 shares of the Company’s common stock on May 20, 2013, prior to the Company’s reverse 40:1 stock split. According to Grifols’ ownership filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Company’s information and belief, Grifols has not sold any of these shares.

First Eagle is a long-term financial investor which manages several investment funds. First Eagle has been invested in the Company since 2008 and has made several additional investments in the Company since that time. According to First Eagle’s ownership filings under Sections 13 and 16 of the Exchange Act and the Company’s information and belief, First Eagle has not sold any of the Company’s shares in the market.

Lawrence W. Lytton is a long-term individual investor who first acquired shares in May 2013.

How Long the Selling Securityholders Have Held the Securities.

Each of Grifols and Mr. Lytton have held the Notes, and with regard to Mr. Lytton, the Warrants, since the first closing on April 25, 2016. First Eagle will acquire the Notes and Warrants at the second closing, which is to occur on the third business day following the effectiveness of the Registration Statement.

However, as discussed above, each selling securityholder is an existing long-term shareholder of the Company prior to purchasing the Securities.

The Circumstances Under Which the Selling Securityholders Received the Securities.

The selling securityholders received or will receive their Securities pursuant to the Purchase Agreement, which was the result of arms-length negotiations between the Company and the selling securityholders. In the Purchase Agreement, each selling securityholder made customary investment representations, including representations that the Securities were being acquired for its own account and not with a present view toward the public sale or distribution thereof and that the selling securityholder had no intention of selling or distributing the Securities in violation of applicable laws.

The selling securityholders entered into the Purchase Agreement with the view that they would bear the market risk of holding the Securities as a long-term investment. In fact, while First Eagle will not close on its purchase of the Notes and Warrants until after the effectiveness of the Registration Statement, the purchase price of the Securities was locked in at signing of the Purchase Agreement and First Eagle, like the other selling securityholders, bears the market risk of holding the Securities from that date. The registration rights provisions of the Purchase Agreement were added to accommodate First Eagle’s preference to invest in registered securities rather than as the result of an expressed desire by any selling securityholder to sell their Securities.

Furthermore, there is currently no public trading market for the Notes or the Warrants, and the Notes are convertible into common stock only at a premium equal to 115% the average daily volume-weighted average price of the Company’s common stock over the five trading day period ending on April 16, 2016 (the “Premium Conversion Price”). In addition, the Warrants, which also are exercisable at the Premium Conversion Price, are not exercisable until the later of six months after the date of issuance and the date of the public release of top line data related to the conclusion of clinical trials for the Company’s investigational product Pulmaquin® inhaled ciprofloxacin (the “Delayed Warrant Exercise”). Even if the securityholders converted the Notes and, once eligible, the Warrants at the Premium Conversion Price, the three-month average daily trading volume of the Company’s common stock as of June 16, 2016 was only approximately 10,911 shares. Distribution by the selling securityholders, especially Grifols, of the

Securities would be difficult and would take considerable time at that volume. Given the non-existence of a trading market for the Notes and the Warrants, the Premium Conversion Price of the Notes and the Warrants, the Delayed Warrant Exercise and the low trading volume of the Company’s common stock, no rational investor would purchase such large blocks of Securities with the intent of effecting a distribution in this way, and as such the selling securityholders are, for all practical purposes, locked into their investments for some time.

The Relationship of the Selling Securityholders and the Company.

As discussed above, Grifols is a commercial partner and a long term investor in the Company, and First Eagle and Mr. Lytton are long-term investors in the Company. The Company does not have an underwriting relationship with any selling securityholder, and, as stated above, each selling securityholder represented to the Company in the Purchase Agreement that the Securities were being acquired for its own account and not with a present view toward the public sale or distribution thereof and that the selling securityholder had no intention of selling or distributing the Securities in violation of applicable laws. The Registration Statement has been filed by the Company as a result of the registration rights included in the Purchase Agreement, which are traditional registration rights granted in private placements and not indicative of the selling securityholders’ present intention to sell or distribute the Securities. The Company will not receive any proceeds from the sale of the Securities.

As stated above, prior to entering into the Purchase Agreement, all of the selling securityholders were existing shareholders of the Company. As of June 15, 2016, Grifols and First Eagle each beneficially own in excess of 10% of the Company’s common stock and may be considered affiliates of the Company under the Securities Act. The Staff has noted in its Securities Act Compliance and Disclosure Interpretation 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers” and “under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

In fact, neither Grifols nor First Eagle is an alter ego of the Company. Grifols is a global healthcare company that has a complex commercial relationship with the Company. While Grifols has an interest in the Company’s long-term success, it also has rights, obligations and interests that are separate and distinct from those of the Company. The Company is party to several agreements with Grifols, including a license agreement and a governance agreement, as described in the Prospectus under the caption “Certain Relationships and Related Transactions-Grifols Transactions.” First Eagle is a long-term independent financial investor which manages several investment funds.

The Number of Shares Being Registered

The Company acknowledges the large amount of shares of its common stock being registered; however, the Company does not believe that the amount of shares being registered alone warrants treating the selling securityholders as underwriters. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all circumstances, selling shareholders are acting as underwriters selling on behalf of an issuer.

Further, the Staff’s interpretations support the Company’s position. For example, Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) described a scenario in which a controlling person selling more than 70% of the outstanding stock of the issuer is able to effect a valid secondary offering. Additionally, Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding use for Form S-3 to effect a secondary offering, also provides that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.” According to the Company’s 10-K/A filed on May 9, 2016, Grifols beneficially owned 35.5% of the Company’s outstanding common stock as of April 15, 2016 and First Eagle (along with other affiliated funds) beneficially owned 26.1% of the Company’s outstanding common stock as of April 15, 2016. Assuming the conversion of the Notes and the Warrants, Grifols would beneficially own approximately 47.4% of the Company’s outstanding common stock and First Eagle would own approximately 23.6% of the Company’s outstanding common stock (based on the number of shares outstanding on April 21, 2016 plus the number of shares issuable under the Notes and the Warrants). The Company believes that these interpretive provisions make clear that even a holder in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares, and neither Grifols nor First Eagle held more than 50% of the public float of the Company’s common stock. As previously stated, Grifols and First Eagle are unrelated entities with different motivations and interests with regard to their investment in the Company.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The registration rights provisions of the Purchase Agreement were added to allow First Eagle to invest in the Securities in accordance with its preferences rather than as the result of an expressed desire by any selling securityholder to sell their Securities. The Company has been informed by the selling securityholders that they have no agreements or understandings with any person with respect to the distribution of the Securities. The Company notes that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts and special selling methods. The Company has not been advised of, and is not otherwise aware of, any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement, nor is there any evidence that that any selling securityholder has conducted any road shows or taken any other actions to condition or prime the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that other factors discussed in this letter support the characterization of the offering as secondary in nature.

Whether the Selling Securityholders are in the Business of Underwriting Securities.

The Company is advised that none of the selling securityholders is in the business of underwriting securities or registered as a broker-dealer. Grifols is a global healthcare company and a commercial partner of the Company with regard to development and commercialization of the Company’s lead product candidate. First Eagle is a long-term financial investor that has been invested in the Company for many years.

According to the representations in the Purchase Agreement, the selling securityholders acquired the Securities for investment purposes and the Company has no basis to believe that those representations are not true.

Whether Under All Circumstances It Appears That The Selling Securityholders are Acting as a Conduit For the Company.

Each selling securityholder is acting on its own behalf and not on behalf of the Company. The selling securityholders continue to bear the full economic and market risk of their investment in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the selling securityholders are not acting as conduits in a distribution to the public. Rather, each selling securityholder is acting for its own account as an investor in an arms-length transaction with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Selling Securityholders are not underwriters:

•	the Securities were issued in connection with a bona fide decision by each selling securityholder to engage in a long-term investment in the Company;

•	the selling securityholders acquired the Securities in a negotiated private placement transaction involving certain representations by the selling securityholders as to investment intent;

•	the selling securityholders did not receive any placement fees or commissions from the Company in connection therewith;

•	the Company filed the Registration Statement to comply with the registration rights provisions set forth in the Purchase Agreement and to accommodate First Eagle’s preference to invest in registered securities and the Company will not receive any financial benefits from any future sales of the Securities;

•	the Staff’s position in C&DI 116.15 concludes that affiliates are not automatically deemed to be alter-egos of issuers and may validly engage in secondary offerings;

•	none of the selling securityholders is in the business of underwriting securities;

•	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14.

Based on the foregoing considerations, the Company believes and respectfully submits that none of the selling securityholders is acting as an underwriter.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 415-374-2373.

Sincerely,

/s/ Jon Layman

Jon Layman